SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20549

                          SCHEDULE 13D
           Under the Securities Exchange Act of 1934

                       (Amendment No. 31)

               AMPAL - AMERICAN ISRAEL CORPORATION
   ____________________________________________________________
                        (Name of Issuer)

            Class A Stock, par value $1.00 per share
   ____________________________________________________________
                 (Title of Class and Securities)

                           032015 10 9
   ____________________________________________________________
             (CUSIP Number of Class of Securities)

                   Yoram Weissbrem, Secretary
                       Bank Hapoalim B.M.
                     50 Rothschild Boulevard
                     Tel Aviv 61000, Israel
                          972-3-5673333
   _____________________________________________________________
    (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                           May 12, 1996
   ____________________________________________________________
                 (Date of Event which Requires
                   Filing of this Statement)

    If the filing person has previously filed a statement on
    Schedule 13G to report the acquisition which is the
    subject of this Statement because of Rule 13d-1(b)(3) or
    (4), check the following:               ( )

   Check the following box if a fee is being paid with this
   Statement:                               ( )



                          SCHEDULE 13D

   CUSIP No. 032015 10 9
   _________________________________________________________________
   (1)  NAMES OF REPORTING PERSONS
   S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

   BANK HAPOALIM B.M.
   _________________________________________________________________
   (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                    (a)  ( )
                                                    (b)  ( )
   _________________________________________________________________
   (3)  SEC USE ONLY

   _________________________________________________________________
   (4)  SOURCE OF FUNDS

   _________________________________________________________________
   (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                    (  )

   __________________________________________________________________
   (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
   ISRAEL
  _________________________________________________________________
                              (7)  SOLE VOTING POWER
    NUMBER OF                      10,500,991*
     SHARES                 ___________________________________
  BENEFICIALLY                (8)  SHARED VOTING POWER
    OWNED BY                       0
      EACH                  ___________________________________
    REPORTING                 (9)  SOLE DISPOSITIVE POWER
     PERSON                        10,500,991*
      WITH                  ___________________________________
                             (10)  SHARED DISPOSITIVE POWER
                                   0
   _________________________________________________________________
   (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   10,500,991*
   _________________________________________________________________
   (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
   SHARES                                      (  )

   _________________________________________________________________
   (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
   50.2%*
   _________________________________________________________________
   (14) TYPE OF REPORTING PERSON
   BK
   _________________________________________________________________
   * Assuming conversion of the shares of 6-1/2% Preferred and 4% Preferred owned by the Bank.


       This statement constitutes Amendment No. 31 to the Statement on
   Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission by Bank Hapoalim B.M. (the "Bank") in connection with its beneficial ownership of shares of Class A Stock ("Class A Stock") of Ampal-American Israel Corporation, a New York corporation ("Ampal").

       Unless otherwise defined, capitalized terms used herein shall have the meanings ascribed to them in the Schedule 13D.

   Item 4.    PURPOSE OF TRANSACTION

   Item 4 is hereby amended and supplemented by adding the following:

       On May 12, 1996, the Bank and a wholly owned subsidiary of the Bank (collectively, the "Seller") entered into a Stock Purchase Agreement (the "Stock Purchase Agreement") with Rebar Financial Corp., a company in-corporated under the laws of the British Virgin Islands (the "Purchaser"), and Daniel Steinmetz, Benjamin Steinmetz and Raz Steinmetz (which are defined as the "Stokholders" in the Stock Purchase Agreement and are responsible for all of the Purchaser's obligations under the Stock Purchase Agreement), pursuant to which, among other things, the Purchaser has agreed to purchase either 7,242,352 shares of Class A
   Stock or 1,500,001 shares of Common Stock, par value $1.00 per share
   (the "Common Stock") and 5,742,351 shares of Class A Stock (the "Sale").

       Pursuant to the Stock Purchase Agreement the Seller may sell to the Purchaser 7,242,352 shares of Class A Stock (the "First Alternative"), of which either 5,742,351 or in the discretion of the Seller any lesser number of shares of Class A Stock shall be delivered at a closing which is expected to occur five business days after obtaining the approval of the Sale by certain Israeli governmental agencies (the "Closing"). At a supplemental closing (the "Supplemental Closing") the Seller shall deliver to the Purchaser such number of shares of Class A Stock that, together with the shares of Class A Stock delivered at the Closing, shall aggregate 7,242,352 shares of Class A Stock. The Supplemental Closing shall take place not later than March 31, 1997. In the event the Bank receives an extension from the Central Bank of the State of Israel to complete the Sale, the latest date by which the Supplemental Closing must occur shall be extended to the earlier of either the expiration date of the extension granted by the Central Bank of the State of Israel or September 30, 1997. The Bank may elect to hold the Closing and the Supplemental Closing at the same time. The price per share of Class A Stock to be paid by the Purchaser is $7.74 plus the amount of interest at LIBOR accrued from February 16, 1996 until the date of payment (the "Share Price"). In the event the Bank delivers at the Closing 5,742,351 shares of Class A Stock, the Purchaser is obligated to pay at the Closing the Share Price multiplied by 7,242,352. In the event the Bank delivers at the Closing fewer than 5,742,351 shares of Class A Stock, the Purchaser is obligated to pay at the Closing and at the Supplemental
   Closing, as the case may be, the Share Price multiplied by such number of shares of Class A Stock delivered at the particular closing.

       Alternatively, the Seller may elect to sell to the Purchaser
   1,500,001 shares of Common Stock, together with 5,742,351 shares of Class A Stock (the "Second Alternative"), of which either 5,742,351 or in the discre-tion of the Seller any lesser number of shares of Class A Stock shall be delivered at the Closing. At the Supplemental Closing the Seller shall deliver to the Purchaser 1,500,001 shares of Common Stock together with such number of shares of Class A Stock that, together with the shares of Class A Stock delivered at the Closing, shall aggregate 5,742,351 shares of Class A Stock. The Bank may elect to hold the Closing and the Supplemental Closing at the same time. If the Seller elects the Second Alternative the Purchaser will be required to pay the Seller an increased purchase price.
   The shares the Seller is expected to sell under either the First Alternative or under the Second Alternative are hereinafter referred to as the "Sold Shares".

          The Stock Purchase Agreement further provides that for so long as the Seller has not delivered the Common Stock under the Second Alternative or for so long as the date of the Supplemental Closing has not occurred, the Seller may elect to either (i) initiate a reclassification of Ampal's Common Stock into Class A Stock (the "Reclassification"), or (ii) waive its weighted voting rights with respect to the Common Stock (the "Waiver"). As previously disclosed by the Bank, it was contemplated that the Bank would propose a modification to the terms of the Common Stock pursuant to which the rights of the Common Stock would be equalized with those of the Class A Stock. The Stock Purchase Agreement also provides that the Purchaser is required, if requested in writing by the Seller, to vote for any resolution in connection with the Reclassification or the Waiver. In the event the Seller owns any shares of Common Stock after the Reclassification or the Waiver, the Seller has agreed to vote such shares, whenever the holders of the Common Stock are entitled to vote on any matter as a class, in the same manner voted by the holders of the shares of the Class A Stock.

       The Stock Purchase Agreement also provides that in the event that the Seller elects the First Alternative without the Reclassification having been completed by the date of the Supplemental Closing, the Seller is obligated to effect the Waiver by the date of the Supplemental Closing, and until the Supplemental Closing occurs, the Waiver shall be deemed to be effective on the date of the Closing, provided that the Seller shall be entitled to exercise its weighted voting rights with respect to the Common Stock in order to fulfill its obligations and exercise its rights under the Stock Purchase Agreement. However, the Stock Purchase Agreement further provides that the Seller can elect the First Alternative prior to the completion of the Reclassification or the Waiver, provided that either the Reclassification or the Waiver be completed by March 31, 1997. In the event the Seller elects the Second Alternative, the Seller would not be permitted to initiate the Reclassification.

       The Stock Purchase Agreement also provides that following the date of the Closing and until the date of the Supplemental Closing, the Seller shall use its best efforts to add three directors designated by the Purchaser to Ampal's Board of Directors until such time as Ampal's directors are elected at Ampal's shareholders meeting. In addition, the Seller undertook that if the Reclassification or the Waiver takes place prior to the date of the Supplemental Closing, it would, (i) take the necessary legal steps to cause Ampal's Board of Directors to call a shareholder meeting not later than March 31, 1997 (the "Election Share-holder Meeting"), (ii) vote in the Election Shareholder Meeting for a new Board of Directors which will consist of thirteen directors, of which ten directors will be designated by the Purchaser and three directors will be designated by the Seller, and (iii) take whatever action is legally required so that immediately after the Reclassification or the Waiver, and until the Election Shareholder Meeting, the number of directors designated by the Purchaser shall be greater than the number of directors designated by the Seller. In the event that the date of the Supplemental Closing occurs prior to the Reclassification or the Waiver, the Seller's undertakings (i), (ii) and (iii), as mentioned above, shall be carried out either simultaneously with or immediately after the date of the Supplemental Closing. In addition, the Stock Purchase Agreement provides that for so long as the Bank, directly or indirectly, holds at least 8-1/3% of the voting rights in Ampal, the Purchaser will use its best efforts so that Ampal's Board of Directors shall consist of directors designated by the Bank reflecting the Bank's proportionate holdings in Ampal.

   Item 5.   INTEREST IN SECURITIES OF THE ISSUER

   Item 5 is hereby amended and supplemented by adding the following:

       Pursuant to the Stock Purchase Agreement the Seller is obligated to deliver to the Purchaser any dividend paid with respect to the Sold Shares from the date the Stock Purchase Agreement was signed until the date of the Supplemental Closing.


   Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

   Item 6 is hereby amended and supplemented by adding the following:

          Pursuant to the Stock Purchase Agreement, the Seller acknowledged that the Purchaser intends to pledge all or part of the Sold Shares to an Israeli or European banking institution as security for a financing to purchase the Sold Shares. The Seller undertook to use its best efforts to assist the Purchaser in pledging the Sold Shares. The Purchaser will not be relieved from its obligations under the Stock Purchase Agreement in the event that it does not obtain such financing.

          The Stock Purchase Agreement also provides that during the period between the signing of the Stock Purchase Agreement and the date of the Closing the Seller shall vote its shares at Ampal's shareholder meeting against (i) any amendment to Ampal's Certificate of Incorporation or By Laws that is not part of the Reclassification or the Waiver, and (ii) any other resolution that might infringe upon the Purchaser's rights pursuant to the Stock Purchase Agreement. The Seller also undertook to exercise its legitimate influence with respect to Ampal to prevent transactions by Ampal that might infringe upon the Purchaser's rights pursuant to the Stock Purchase Agreement or that are not in the ordinary course of business, and with respect to which the Purchaser expresses its objection. In addition, the Seller undertook not to sell, pledge or transfer in any other way any of its Common Stock (i) prior to the date of the Supplemental Closing, in the event that the Reclassification or the Waiver occurs prior to the Supplemental Closing, or (ii) prior to the Reclassification or the Waiver, in the event that the Supplemental Closing occurs prior to the Reclassification or the Waiver.

       Pursuant to the Stock Purchase Agreement the Purchaser agreed that for so long as the Bank, directly or indirectly, holds at least 19-1/2% of the voting rights in Ampal, the Purchaser will use its best efforts to preserve the Bank's interests in Ampal and to ensure that the Bank's interests are not prejudiced by any future activities of Ampal (including by enabling the Seller to participate in future private placements by Ampal in order to maintain its proportionate interest in Ampal).

       The Stock Purchase Agreement also provides that if, in connection with the Waiver (i) the Common Stock dividend rights are not equalized with the Class A Stock dividend rights, or (ii) the authority to declare dividends, other than the mandatory dividend on the 4% Preferred and on the 6-1/2% Preferred, is not delegated to the shareholders of Ampal, the Purchaser will support a dividend distribution, only if the dividend rate on the Common Stock is identical to the dividend rate on the Class A Stock.

       The Stock Purchase Agreement further provides that the Purchaser will have certain rights of first refusal with respect to future sales by the Seller of its shares in Ampal. In addition, under certain circumstances, the Purchaser is entitled to purchase from the Seller a number of shares of Class A Stock equal to the number of shares sold by the Seller in market transactions. The Seller has the right, under certain cir-cumstances, to participate in future private sales by the Purchaser of its shares of Class A Stock.

       The description of the Stock Purchase Agreement set forth herein is only a summary of certain provisions of the Stock Purchase Agreement and is qualified by reference to the text of that agreement, an English trans-lation of which will be filed as soon as practicable as an Exhibit to the
   Schedule 13D, and will be incorporated by reference to the Schedule 13D.

   Item 7.   MATERIALS TO BE FILED AS EXHIBITS


          An English translation of the Stock Purchase Agreement, dated May 12, 1996, by and among Bank Hapoalim B.M., Atad Hevra Lehashkaot Limited and Rebar Financial Corp. will be filed as an Exhibit as soon as practicable.

                                 SIGNATURE

          After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                    BANK HAPOALIM B.M.

                                    By:    /s/ Yaacov Elinav
                                      Name:   Yaacov Elinav
                                      Title:  Senior Deputy Managing Director

                                    By:    /s/ Nurit Raviv
                                       Name:   Nurit Raviv
                                       Title:  Advocate

   Dated: May 16, 1996